UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a – 16 OR 15d – 16 UNDER THE

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File No. 0-53646

Eagleford Energy Corp.

(Translation of Registrant’s name into English) 1 King Street West, Suite 1505 Toronto, Ontario, Canada M5H 1A1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

TABLE OF CONTENTS

1.                  Eagleford Energy Corp. Material Change Report and News Release issued by the Company on July 30, 2015, as filed on Sedar on July 30, 2015.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 30, 2015	EAGLEFORD ENERGY CORP.

	By:	/s/ James Cassina
	Name:	James Cassina
	Title:	President

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Eagleford Energy Corp. (“Eagleford” or the "Company")

Suite 1505, 1 King Street West,

Toronto, Ontario, M5H 1A1

Item 2.	Date of Material Change

July 29, 2015

Item 3.	News Release

Attached as Schedule “A” is a press release issued by the Company on July 30, 2015 and disseminated using a Canadian news wire service.

Item 4.	Summary of Material Change

The Company announced that Matthews Lease, Zavala County, Texas was terminated according to its terms and the Company is currently assessing the number of acres to be held by production and estimates that approximately 400 acres (representing approximately 15% of the total 2,629 lease acres) will be retained by the Company and held by production (100% working interest and 75% revenue interest). On this basis the Company has written down the lease to 15% of its carrying costs and recorded an impairment in exploration and evaluation assets of $4,720,194.

Item 5.	Full Description of Material Change

The Company announced that effective July 2, 2015, the 2629 acre Matthews Lease was terminated according to its terms and the Company is currently assessing the number of acres to be held by production. Prior to the termination of the Matthews Lease, Stratex Oil and Gas Holdings, Inc. (“Stratex”) surrendered its 50% undivided interest in the Matthews Lease, including its interest in the Matthews #1-H well and the Joint Development Agreement among Stratex, Quadrant Resources LLC (“Quadrant”) and the Company expired on June 30, 2015 without Quadrant completing its earn in obligations. The Company is currently engaged in re-working operations of existing wellbores on the Matthews Lease and estimates that approximately 400 acres (representing approximately 15% of the total 2,629 lease acres) will be retained by the Company and held by production (100% working interest and 75% revenue interest). On this basis the Company has written down the lease to 15% of its carrying costs and recorded an impairment in exploration and evaluation assets of $4,720,194 in its financial reports.

Item 6.	Reliance on sub-section 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this material change report.

Item 8.	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and the Report and may be contacted by the Commission as follows:

James Cassina, President

Telephone:	416 364-4039
Facsimile:	416 364-8244

Item 9.	Date of Report

July 30, 2015

Schedule “A”

FOR IMMEDIATE RELEASE

Operations Update

Toronto – July 30, 2015 – Eagleford Energy Corp., (OTCQB “EGFDF”) (the "Company”), announces that effective July 2, 2015, the 2629 acre Matthews Lease was terminated according to its terms and the Company is currently assessing the number of acres to be held by production. Prior to the termination of the Matthews Lease, Stratex Oil and Gas Holdings, Inc. (“Stratex”) surrendered its 50% undivided interest in the Matthews Lease, including its interest in the Matthews #1-H well and the Joint Development Agreement among Stratex, Quadrant Resources LLC (“Quadrant”) and the Company expired on June 30, 2015 without Quadrant completing its earn in obligations. The Company is currently engaged in re-working operations of existing wellbores on the Matthews Lease and estimates that approximately 400 acres (representing approximately 15% of the total 2,629 lease acres) will be retained by the Company and held by production (100% working interest and 75% revenue interest). On this basis the Company has written down the lease to 15% of its carrying costs and recorded an impairment in exploration and evaluation assets of $4,720,194 in its financial reports.

For further information, please contact:

Eagleford Energy Corp.

Investor Relations

Telephone: 832 301 0519

Certain information regarding the Company in this news release may constitute forward-looking statements under applicable securities laws. The forward-looking information includes, without limitation, projections or estimates made by us and our management in connection with our business operations.  Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to the Company and the industry in which it operates as well as certain assumptions as specifically outlined in the release above.  Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by the Company and described in the forward-looking information contained in this press release.  Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties.  Readers are cautioned that the foregoing list of risk factors is not exhaustive.  Forward-looking information is based on the estimates and opinions of the Company’s management at the time the information is released and the Company disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

1 King Street West, Suite 1505, Toronto, ON, Canada Telephone: 416 364 4039, Facsimile: 416 364-8244